Oncolytics Biotech Inc. (the “Corporation”) Annual General Meeting August 8, 2025 at 10:00 a.m. ET via live audio webcast at https://virtual-meetings.tsxtrust.com/1824 password: onc2025 (the “Meeting”) Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. Oncolytics Biotech Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedarplus.ca and also at www.oncolyticsbiotech.com. If you wish to receive a paper copy of the meeting materials or have questions about notice-and-access, please call 1-888-433-6443, 416-682- 3801 or e-mail tsxt-fulfilment@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by July 22, 2025. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: 1. After you vote online at https://www.meeting-vote.com using your 13- digit control number. 2. Through TSX Trust’s online portal, Investor Central. You may log in or enroll at services.tsxtrust.com/edelivery For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-800-387-0825 or 416-682-3860 Email: shareholderinquiries@tmx.com Investor Central TSX Trust Company offers at no cost to holders, the convenience of secure 24- hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/icreg and complete the registration form. VOTING METHOD INTERNET Go to https://www.meeting-vote.com and enter the 13 digit control numbers above FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company BY MAIL: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 BY HAND: 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES Oncolytics Biotech Inc. (the “Corporation”) Annual General Meeting August 8, 2025 at 10:00 a.m. ET via live audio webcast at https://virtual-meetings.tsxtrust.com/1824 password: onc2025 SECURITY CLASS: COMMON RECORD DATE: June 18, 2025 FILING DEADLINE FOR PROXY: August 6, 2025 at 10:00 a.m. ET The undersigned hereby appoints Mr. Jared Kelly, whom failing Mr. Kirk Look (the “Management Nominees”), or instead of any of them, the following Appointee as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. APPOINTEES Please print appointee name FORM OF PROXY (“PROXY”) Signature of registered owner(s) Date (MM/DD/YYYY) This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Interim Financial Statements – Mark this box if you would like to receive Annual Financial Statements – Mark this box if you would NOT like to receive Interim Financial Statements and Management Discussion and Annual Financial Statements and Management Discussion and Analysis. Analysis If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593 or email shareholderinquiries@tmx.com.   PLEASE PRINT NAME - SEE VOTING GUIDELINES ON REVERSE - 1. Number of Directors FOR AGAINST To fix the number of directors of the Corporation for the ensuing year at eight (8). 2. Election of Directors FOR WITHHOLD a) Patricia Andrews b) Deborah M. Brown c) Angela Holtham d) Jared Kelly e) James T. Parsons f) Wayne Pisano g) Jonathan Rigby h) Bernd R. Seizinger 3. Appointment of Auditor FOR WITHHOLD To appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration.